Invest in Soul Slice

Feeding the Soul of America



🐦 f 📷 SOULSLICEPIZZA.COM OAKLAND CA

Food Technology Retail Restaurant B2C

ABOUT UPDATES[0] REVIEWS[1] ASK A QUESTION[0]

Why you may want to invest in us...

1. First to market with biscuit crust pizza.

2. Renowned restaurateur Karter Louis is the mastermind behind this menu and mission.

3. B Corp offering employees not only a livable wage and profit-sharing but ultimately ownership.

4. Growth opportunity fueled by an assertive expansion plan.

5. The $8.2 billion gourmet pizza market has proven to be pandemic proof.

Why investors ❤ us



At its core, Soul Slice aims to bring healthy, affordable soulful pizza to underserved urban communities, while nurturing skills, talent and entrepreneurship in its family of employees. Founder Karter Louis is visionary, talented and experienced in creating a menu that will nourish, delight and overwhelm its patrons - by blending soul food ingredients that are delicious and heart-warming. As a kid, he made his own pizza on biscuit crust when the family didn't have money to order in. There's no end to his creative genius - he's also a very talented musician, which helps him bring artistic flair to every idea.

Karter's vast range of experience includes hillbilly tea and the Mina Group. I know the ingredients and the employee training and profit sharing model is well-thought out, inspiring and innovative. Karter's team includes two experts in operations/finance, and branding/ marketing. Like the visionary entrepreneur and philanthropist, George Eastman, who pioneered the ideas of employee profit-sharing, while promoting the arts, and investing in the community and local talent through the building Kodak, the University of Rochester, the Eastman School of Music and the Eastman Theater. I hope more entrepreneurs follow Karter's lead and build products and services that truly serve their employees, customers and communities, by investing in underserved communities and investing in every employee while offering them chances to become an inherent part of the business. We are not in it for the short-term, we are in it for the long-haul.

read less

Liz Puccianti Incite Fusion

LEAD INVESTOR INVESTING $15,000 THIS ROUND

Our team



Karter Louis
Founder and CEO
Artist, Designer & Restaurant Creator, Founder of Hillbilly Tea & Co-founder of HHnL Design Group, Uno Lai Design & Samovar Tea Lounge.





Carla Dearing
Co-founder and CFO
Seasoned fintech exec, 3-time founder with successful exits and investor helping companies develop capital for smarter growth and drive social impact. Started career at Morgan Stanley, MBA-Chicago Booth, BA-Michigan.





Michael Moss
Head of Design and Systems
Hillbilly tea partner, Food & beverage branding, UX @google



Join the Soul Slice movement...







soul slice
soul food on a biscuit crust

an employee owned
soul food pizza joint
built to be highly
profitable & scalable

the problem
what's going on?
Social Distancing has severely affected restaurants' ability to fully offer their brand experience to customers.
Gainful Employment is lacking for many restaurant workers resulting in economic stress with very little opportunity to break the "paycheck to paycheck" cycle.
soulslice
TAKE AWAY

the solution

slice it right

- **To-go/Delivery** businesses like pizza are proving to be pandemic proof, have uninterrupted high growth and high margins, and are able to meet expectations with the full customer experience.
- **B Corp Elements** like full-time salaries, profit sharing and ownership give employees unprecedented opportunities for advancement and wealth creation.

---

the concept

a contemporary expression of soul food

Soul food hearkens spirituality and warmth. Pizza is comfort. Imagine them together.


biscuit crust


traditional soul food ingredients


soulful new pizza experience

B Corp

caring is giving

Opportunity
Every employee is ladder-trained from dishwashing to management through a multifaceted empathy-based employee training & development program rooted in mentorship, efficiency and life skills.

Wealth Building
The year end profit-sharing pool includes all employees, half of which is deposited into retirement savings. For employees, this is projected to be $1.6 million paid out over the first five years.

Ownership
Managers receive options vesting after 3 years. A liquidity mechanism allows them to harvest the wealth they've built if they choose to pursue other opportunities.

---

the market

total addressable pizza market

$45.7B

$18.8B

$8.2B

$25M

U.S. pizza sales are $45 billion

41% of sales are from indie and small chains

Our slice of the pie
44% of consumers rate 'fresh, quality ingredients' and 'best crust' as deciding factors.

Key themes: quality ingredients, technology & youth culture

Soul Slice's projected revenue in Y5: **$25M**

These forward-looking projections are not guaranteed.

---

the model

slicenomics

Highly profitable & scalable model generates **$25M in annual revenue** in Year 5, **24% margin** before profit sharing

- **18** To-go locations
- **4** Deluxe add-ons (seating and liquor license)
- Launch in Oakland, rapidly expand into key markets



Favorable pandemic-priced leases and buildout are expected for the first 36 months of the model

New stores (To-go first year) and mature combined To-go/Deluxe locations each contribute to the model


Chicago

	To-go First year	Mature To-go + Deluxe
Sales	1.2M	3.5M



New York
Oakland
Louisville
Los Angeles
Atlanta
Houston
COGS 18% 17%
NOI Margin 13% 50%
Net Income $160k $1.7M
soulslice
8

These forward-looking projections are not guaranteed.

the edge
competitive advantage
Efficient to-go & delivery model
Quick to scale and low cost buildouts
First-to-market "Biscuit Crust"
Experienced founders
Employee ownership model
soulslice
9

go to market
bringing the soul
Digital Marketing, Social Media & PR Partnerships
Long-term relationships with key media outlets and community organizations amplified by social media and digital marketing create early awareness and build loyalty.
Organic Network & Platform Growth
Artist and influencer engagement connects their networks to our growing social impact platform organically bringing voice to our shared mission in the community.
Dynamic Infrastructure Management
The best available POS, online ordering and delivery services and technology is combined to support the high margin business model, and routinely evaluated for efficiencies.
yelp
toast
DOORDASH
tock
soulslice
10

team soul
we've done this before
Our diverse, tenacious founders, each with multiple prior exits, have deep expertise in restaurant creation, branding & design, technology and community impact.
Karter Louis – artist, restaurateur
• iYong international • Samovar tea
• hillbilly tea founder • Palette
• Uno Lai Design, China • Mina Group
Carla Dearing – finance specialist
• 5-time founder • Recent fintech exit, Sum180/FlexWage • Velo Group • Morgan Stanley • Chicago – Booth School of Business
Mike Moss – designer
• hillbilly tea partner • UX @google
• Food & beverage branding consultant
soulslice
11

join us
Investment opportunity
Equity
Up to $350k for 10% interest in the company, $3.5 million post-money valuation. Access to the offering is on crowdfunding platform, Wefunder, allowing for participation by community investors, large and small. Offering is available from late December through planned closing in mid Q1 2021.
Use of Funds
First two locations in Oakland, CA: 54.3% for the purchase of restaurant assets and assumption of leases; 39.2% working capital; and 6.5% crowdfunding fees. We are projecting to self-fund growth after first two locations through Yr 5.
soul slice
12

Investor Q&A

+ EXPAND ALL

What does your company do?

Our mission is to heal the soul of America with food. Soul Slice is more than an innovative pizza chain – it's an economic starting point for an under-supported workforce. We are committed to paying our employees a livable salary while providing access to personal and professional development to support long-term career success. Soul Slice nourishes our employees, who nourish our customers.

Where will your company be in 5 years?

We are eager to serve communities throughout America. Our assertive "turn-key" growth plan leverages the abundance of abandoned premium restaurant spaces for quick expansion and build-out at pandemic pricing. With our flagship location launching in Oakland, future targets include Atlanta, Harlem, Chicago, Houston, and Los Angeles. We hope to expand up to 20 locations by 2026, with annual revenues over $25 million. These projections cannot be guaranteed.

Why did you choose this idea?

While witnessing the pandemic's devastating effect on the restaurant industry, we saw an opportunity to do better. Our unique restaurant model builds community through food. The Soul Slice ethos is service – to be of service – to our team, to our patrons, and to our communities. Founder Karter Louis sees Soul Slice as a legacy project.

How far along are you? What's your biggest obstacle?

With over three decades in the restaurant and design industries and seven brands under his belt, founder Karter Louis has the confidence that comes with experience. We've tested Soul Slice across ages and ethnicities: people love soul food and will buy our pizza. Our company manual, cookbook, and design plan are set. We have nailed down our launch locations. We're ready to do this. All that stands between us and the finish line is a successful WeFunder campaign.

Who competes with you? What do you understand that they don't?

There are 8 competitive independent pizza chains with about 20 locations that focus on creative expressions of pizza and/or quality ingredients. According to the Pizza Today 2019 Top 100 list, these chains average $1.7 million in sales per unit with an average annual total revenue of $41 million.
Notable up-and-coming pizza chains are &Pizza and Slim & Husky's, which are growing fast with masterfully crafted brands. Soul Slice takes a more culinary-driven approach, rooted in heritage and nutrition which sets us apart, with the potential to establish a new restaurant category. Supporting this public-facing distinction is our employee-focused business model, with profit-sharing and ownership for all.

How will you make money?

We will make money the old fashion way, by offering unique and delicious food to build a diverse blend of loyal patrons. We will invest in our employees and our communities, who will in turn advance our business.
To get specific about budget: our cost of ingredients is lower than average pizza models (fried chicken and sweet potatoes, collards greens). Revenues are from the sale of food, initially 70% delivery and 30% to-go during the pandemic, expanding with more in-store dining when safe. Select Deluxe locations will offer sit-down and beverage service to capture more margin and build brand presence.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Soul Slice has three musts:
We must motivate our team to embrace their own personal and professional development.
We must have a tangible positive impact on the communities we serve.
We must make money. The success of this venture is directly related to the lives we affect.
With Karter Louis as the architect of our holistic approach to this restaurant model, we have a key-man liability. In the unlikely event of his absence, Soul Slice has engaged two experienced advisers to ensure the full implementation of our plan.

How does the professional development model give employees more opportunity?

Every employee is ladder-trained from dishwashing up to management through a multifaceted empathy-based development program rooted in mentorship, efficiency and life skills. Managers have opportunities to travel and launch new locations. All employees will gain marketable skills to pursue other careers if desired.

will gain marketable skills to pursue other careers if desired.